FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2010

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1:	Form 6-K dated August 10, 2010 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 10, 2010

Item No 1

RESULTS OF THE POSTAL BALLOT

Pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, the approval of the shareholders was sought by Postal Ballot for:-

1.	Raising of additional long term resources

2.	Issuance of ‘A’ ordinary shares on exercise of conversion option by holders of zero coupon Convertible Alternative Reference Securities (CARS)

3.	Increase in borrowing limits

4.	Creation of Charges on the Company’s properties

5.	Payment of advisory fees to Mr Ravi Kant, Vice Chairman

Ms. Shirin Bharucha, Legal Advisor, was appointed as the Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

The last date for receipt of the postal ballot form duly completed from the shareholders was Friday, August 6, 2010.

The Scrutinizer submitted her Report on the Postal Ballot and the following results were announced on August 10, 2010 at the Registered Office of the Company:

	Type of Capital	In favour			Against			Invalid Votes			Total
Particulars		No of Ballot Papers	No. of votes	%	No of Ballot Papers	No. of votes	%	No of Ballot Papers	No. of votes	%	No of Ballot Papers	No. of votes
Special Resolution No. 1:	OS	8752	318778404		293	20807279		646	115448		9691	339701131
	AOS	975	2436990		23	288830		87	809		1085	2726629
	Total	9727	321215394	93.81	316	21096109	6.16	733	116257	0.03	10776	342427760
Special Resolution No.2:	OS	8496	338322830		288	13519166		907	164676		9691	352006672
	AOS	976	2591661		14	134092		95	873		1085	2726626
	Total	9472	340914491	96.10	302	13653258	3.85	1002	165549	0.05	10776	354733298
Ordinary Resolution No.3:	OS	8336	320349476		424	19333042		931	164618		9691	339847136
	AOS	958	2436760		29	288981		98	890		1085	2726631
	Total	9294	322786236	94.22	453	19622023	5.73	1029	165508	0.05	10776	342573767
Ordinary Resolution No.4:	OS	8299	319818937		441	19700376		951	205844		9691	339725157
	AOS	956	2436775		28	288960		101	897		1085	2726632
	Total	9255	322255712	94.10	469	19989336	5.84	1052	206741	0.06	10776	342451789
Special Resolution No.5:	OS	8271	347217437		331	3482957		1089	230444		9691	350930838
	AOS	932	2619684		38	105948		115	1000		1085	2726632
	Total	9203	349837121	98.92	369	3588905	1.01	1204	231444	0.07	10776	353657470

OS- Ordinary Shares

AOS- ‘A’ Ordinary Shares

Note: ‘A’ Ordinary Shareholders are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and Articles of Association. Any fractions have been ignored. The voting rights for the ‘A’ Ordinary Shares have accordingly been reckoned.

Accordingly, all the above Resolutions have been passed by the requisite majority.

About Tata Motors.

Tata Motors is India’s largest automobile company, with consolidated revenues of INR 70,938.85 crores (US$ 14 billion) in 2008-09. Tata Motors has operations in the UK, South Korea, Thailand and Spain and among them is Jaguar Land Rover, the business comprising of the two iconic British brands. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world’s fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. It also has a industrial joint venture with Fiat in India. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.